UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated: October 6, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN: ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Directors' dealings arising from the capitalisation issue

Westonaria, 6 October 2017. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that the following Non-Executive Directors, Executive Directors and Company Secretary of Sibanye-Stillwater were awarded 2 new shares for every 100 held as per the capitalisation issue announced on 30 August 2017. The transaction date for all of the dealings set out below was 3 October 2017 being the last day to trade to qualify for the capitalisation issue.

Details of the transactions are set out below:

Name	**BE Davison**
Position	Non-Executive Director
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Extent of interest	Indirect beneficial
Nature of transaction	Issue of capitalisation shares
Current number of shares held	1 477 857
Number of capitalisation shares awarded	29 557
Class of Security	Ordinary shares
Value of transaction	1 507 414

Name	**TJ Cumming**
Position	Non-Executive Director
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Extent of interest	Indirect beneficial
Nature of transaction	Issue of capitalisation shares
Current number of shares held	100
Number of capitalisation shares awarded	2
Class of Security	Ordinary shares
Total number of shares	102

Name	NJ Froneman
Position	Chief Executive Officer and Executive Director
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Extent of interest	Indirect beneficial
Nature of transaction	Issue of capitalisation shares
Current number of shares held	3 225 855
Number of capitalisation shares awarded	64 517
Class of Security	Ordinary shares
Total number of shares	3 290 372

Name	C Keyter
Position	Chief Financial Officer and Executive Director
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Extent of interest	Indirect beneficial
Nature of transaction	Issue of capitalisation shares
Current number of shares held	1 165 943
Number of capitalisation shares awarded	23 318
Class of Security	Ordinary shares
Total number of shares	1 189 261

Name	RP Menell
Position	Non-Executive Director
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Extent of interest	Indirect beneficial
Nature of transaction	Issue of capitalisation shares
Current number of shares held	102 400
Number of capitalisation shares awarded	2 048
Class of Security	Ordinary shares
Total number of shares	104 448

Name	MS Moloko
Position	Non-Executive Director

Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Extent of interest	Indirect beneficial
Nature of transaction	Issue of capitalisation shares
Current number of shares held	105 143
Number of capitalisation shares awarded	2 102
Class of Security	Ordinary shares
Total number of shares	107 245

Name	**KA Rayner**
Position	Non-Executive Director
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Extent of interest	Indirect beneficial
Nature of transaction	Issue of capitalisation shares
Current number of shares held	65 039
Number of capitalisation shares awarded	1 300
Class of Security	Ordinary shares
Total number of shares	66 339

Name	**SC van der Merwe**
Position	Non-Executive Director
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Extent of interest	Indirect beneficial
Nature of transaction	Issue of capitalisation shares
Current number of shares held	969
Number of capitalisation shares awarded	19
Class of Security	Ordinary shares
Total number of shares	988
Name	**C Farrel**
Position	Company Secretary
Company	Sibanye Gold Limited trading as Sibanye-Stillwater
Extent of interest	Indirect beneficial
Nature of transaction	Issue of capitalisation shares
Current number of shares held	533 580

Number of capitalisation shares awarded	10 671
Class of Security	Ordinary shares
Total number of shares	544 251

In terms of paragraph 3.66 of the Listings Requirements the necessary clearance to deal in the above securities has been obtained.

Contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: October 6, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer